VIA EDGAR

January 6, 2012

Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Western Refining, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed on March 8, 2011 File No. 001-32721

Dear Mr. Schwall:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated December 22, 2011, relating to the above referenced filing.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the fiscal year ended December 31, 2010

Business, page 3

1.
We note your disclosure at page 5 that you “also purchase additional refined products from third parties to supplement supply to [y]our customers.” Please revise your disclosure to indicate approximately what percentage of your supply to customers is from third parties.

In response to the Staff’s comment,  during 2010, refined products purchased from third parties to supplement supply to our customers represented less than 10% of our sales volume in that year.  We will include disclosure similar to the following in future filings of our Form 10-K:

We also purchase additional refined products from third parties to supplement supply to our customers. These products are similar to the products that we currently manufacture and represented [less than 10%] of our total sales volumes for all years presented.

Securities and Exchange Commission
January 6, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

2.
We note your disclosure beginning at page 34 under “—Major Influences on Results of Operations” relating to material operating trends and uncertainties for each of your segments. Please revise your disclosure to provide similar disclosure in respect of your business as a whole.

We report our results of operations in three business segments, the refining group, the wholesale group and the retail group, each of which is impacted by some common and some unique sets of material operating trends and uncertainties.  In our disclosures by segment, we identify both the common and the unique material operating trends and uncertainties for each segment.  We think that detailed analysis of material operating trends and uncertainties impacting each of our segments is the best way to promote investors’ understanding of the facts and circumstances surrounding the material operating trends and uncertainties impacting our business.  In addition, we think that disclosure of our material operating trends and uncertainties in respect of our business as a whole would only summarize the more specific segment trends and uncertainties and, as such, would not further enhance investors’ understanding of the material operating trends and uncertainties we face. As a result, we think the segment discussion provides investors with the most meaningful disclosure and complies with the requirements of Item 303(a)(3)(ii) of Regulation S-K and the Commission’s guidance in this regard.

**********************

Securities and Exchange Commission
January 6, 2012

In connection with this response, I acknowledge, on behalf of Western Refining, Inc. (the “Company”), that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please do not hesitate to contact me at (915) 534-1550.

Sincerely, WESTERN REFINING, INC. /s/ Gary R. Dalke Gary R. Dalke Chief Financial Officer

cc:	Jeff A. Stevens, Western Refining, Inc.
Lowry Barfield, Western Refining, Inc.
Maurice Blanco, Davis Polk & Wardwell LLP
John Sizer, Deloitte & Touche LLP